EXHIBIT 99.3
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In connection with the Annual Report of Compton Petroleum Corporation (the
"Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, Ernest G. Sapieha, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:  May 9, 2003                                /s/ Ernest G. Sapieha
                                                  ------------------------------
                                                  Ernest G. Sapieha
                                                  President and Chief Executive
                                                  Officer



A signed original of this written statement required by Section 906 has been provided to Compton Petroleum Corporation and will be retained by Compton Petroleum Corporation and furnished to the Securities and Exchange Commission or its staff upon request.